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AIM STOCK FUNDS
Bronell 18
811-01474

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 24, 2005


RECD S.E.C.
MAY 2 6 2005
1086


05060950

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), and AMVESCAP PLC

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., an investment adviser, and AMVESCAP, PLC, a copy of a **Reply Memorandum of Law in Support of the INVESCO Independent Trustees' and the Fund Registrants' Consolidated Supplemental Motions to Dismiss the Derivative and Class Complaints** in *L. Scott Karlin, Derivatively on Behalf of INVESCO Funds Group, Inc. v. AMVESCAP PLC, et al.* and *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Karlin v AMVESCAP\Corr\L-052405SEC.doc
052405 (1) vtt

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **IN RE AIM, ARTISAN, INVESCO, STRONG AND T. ROWE PRICE** This Document Relates To: AIM/Invesco Subtrack	MDL DOCKET 1586 MDL Case No. 04-md-15864-JFM HONORABLE J. FREDERICK MOTZ
Lepera v. Invesco Funds Group, Inc., et al.	Case No. 04-cv-00814-JFM
Karlin v. Amvescap PLC, et al.	Case No. 04-cv-00819-JFM

**REPLY MEMORANDUM OF LAW
IN SUPPORT OF THE INVESCO INDEPENDENT
TRUSTEES' AND THE FUND REGISTRANTS' CONSOLIDATED SUPPLEMENTAL
MOTIONS TO DISMISS THE DERIVATIVE AND CLASS COMPLAINTS**

INTRODUCTION AND SUMMARY[1]

> ***Despite knowing of the harm caused by market timing, IFG never notified the [Independent Trustees] that they were permitting selected investors to time the Invesco Funds.*** They did not tell the [Independent Trustees] of the Special Situation policy. IFG never disclosed to the [Independent Trustees] that they had a conflict of interest resulting from the increased management fees they received as a result of having approved timers in the Funds. ***IFG never disclosed to the [Independent Trustees] that they routinely did not enforce the exchange limitation in the prospectuses.*** Cunningham, a director the Funds, attended board meetings, but ***never disclosed the truth to the board.***[2]

The hallmark of both derivative plaintiffs' and lead plaintiff's claims – insofar as they pertain to the Independent Trustees and the Funds – is an irreconcilable and legally ill-fated *contradiction*. Plaintiffs mistakenly, and misguidedly,[3] target the same Independent Trustees and Funds that they themselves allege were affirmatively deceived about market-timing arrangements, victimized as a result, and are now diligently and rationally remedying those wrongs through, among other things, a distribution of $325 million to the Funds' shareholders. This Court should not throw out the proverbial baby with the bathwater and should fittingly dismiss all of plaintiffs' claims against the Independent Trustees and the Funds.

The Independent Trustees and the Funds write briefly now to highlight the following five (5) procedural and substantive defects as particularly against them: (1) demand is not excused

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[1] The Independent Trustees and the Funds also hereby join in, to the extent applicable, the arguments and authorities asserted in the Fund Group Defendants' Omnibus Reply Memoranda of Law in Further Support of the Motions to Dismiss the Derivative and Class Complaints. The Independent Trustees and Funds incorporate by reference the abbreviations and definitions set forth in their moving papers.

[2] (*See* Deriv. Compl. ¶ 296 (emphasis added).) These allegations do not stand alone either. These allegations are virtually lifted verbatim from the S.E.C. regulatory settlement. *See In re Invesco Funds Group Inc.*, Admin. Proceeding Release No. 34-50506, 2004 WL 2270297, at ¶¶ 8, 16, 24 (Oct. 8, 2004) (hereinafter, "S.E.C. Settlement"). *See also id.* ¶ 297 (alleging that the AIM advisor also "similarly kept secret their existence" from the Independent Trustees).

[3] "[A]re the plaintiffs in the investor classes really looking for the funds as the source of payment?...[I]t doesn't make a lot of sense to me...why one group of people who own mutual funds, people who, say, maybe bought and sold, should recover against people who still hold the funds. I mean, that's like one average Joe being victimized again by having to compensate the plaintiffs who have already sold." *See* Transcript from May 3, 2004 Hearing at 18 (Motz, J.).

against these fourteen (14) Independent Trustees by vague, conclusory, and inconsistent allegations that they face a substantial likelihood of liability based upon their "failure to monitor," particularly in the face of derivative plaintiffs' own allegations that the market timing arrangements were affirmatively concealed from the Independent Trustees; measures were in place to address market timing; and what the Independent Trustees have *already* voluntarily and significantly done, and will do, regarding these revelations of market-timing arrangements; (2) derivative plaintiffs cannot circumvent constitutional standing of actual injury through the artifice of some global, all-inclusive "unincorporated association"; (3) plaintiff's (remaining) Investment Company Act claims are also subject to dismissal; (4) lead plaintiff fails to satisfy the Rule 9(b) pleading standards for alleging Section 11 and 12(a)(2) claims sounding in fraud; and (5) for its Section 10 claim against the Funds, lead plaintiff cannot escape its burden to plead a strong inference of scienter through an improper imputation tied to any of the adviser's officers.

I.
DERIVATIVE PLAINTIFFS' DEMAND-EXCUSE ALLEGATIONS LACK MERIT

Derivative plaintiffs contend that demand is excused because the Independent Trustees face a substantial likelihood of personal liability for their "reckless failure to investigate the obvious agents of market timing and late trading in the funds." (Deriv. Opp. at 10-11.) This contention is wholly untenable. This "failure to monitor" claim is colloquially referred to as a *Caremark* claim, which is extremely "difficult to prove." *In re Caremark Int'l, Inc. Deriv. Litig.*, 698 A.2d 959, 967 (Del. Ch. 1996). "[O]nly a sustained or systematic failure of the board to exercise oversight – such as an utter failure to attempt to assure a reasonable information and reporting system exists – will establish the lack of good faith that is a necessary condition to liability." *Id.* at 971. To plead such a claim, derivative plaintiffs must specifically identify "red flags" or "clear warnings" of the precise issues that were knowingly disregarded by the directors.

See, e.g., Ash v. McCall, No. Civ. A. 17132, 2000 WL 1370341, at *15 (Del. Ch. Sept. 15, 2000) (demand not excused where allegations that directors knowingly disregarded "red flags" and "clear warnings" were not supported by particularized facts).

Here, however, rather than specifically point to "red flags" or "clear warnings" of market-timing *arrangements*, the most derivative plaintiffs can muster are tired clichés, such as "the Trustees buried their heads in the sand," and *general* industry knowledge of market timing. (Deriv. Opp. at 11.) Not the slightest effort is made to show: *How* the Independent Trustees supposedly knew of any specific market timing *arrangements*? *What* they supposedly knew about these market timing arrangements? *When* they supposedly knew of them? *What* they supposedly did to conceal it? *How* each individual Independent Trustee may have supposedly participated in or caused the alleged wrongdoing.

Making matters worse, derivative plaintiffs' contention of any liability is, indeed, undercut in at least three separate and forceful ways:

First, by alleging that the market timing arrangements were *affirmatively* concealed from the Board, derivative plaintiffs exonerate the Independent Trustees. (*See* Compl. ¶¶ 267, 289-90; Deriv. Opp. at 14.)

Second, the contention that the Independent Trustees "had actual knowledge of the harm caused by market timing because they signed prospectuses that limited the number of exchanges to four times per year" (*see* Deriv. Opp. at 11), aside from being conclusory, demonstrates that the Independent Trustees had measures in place to *discourage* market timing, which weighs *against* a finding that the Board breached its fiduciary duties. *Caremark*, 698 A.2d at 970-71 (existence of "functioning committee charged with overseeing corporate compliance" weighs

against finding any breach of fiduciary duty to maintain adequate corporate information and reporting system).

Third, as derivative plaintiffs conveniently ignore (but do not dispute), *these* Independent Trustees have diligently and rationally addressed the issues of the market-timing arrangements upon their coming to light. Among other things, the Independent Trustees formed a special committee headed by a former Associate Justice of the California Court of Appeals, retained their own independent counsel to conduct an investigation, and obtained assurances of "full restitution" to the Funds' shareholders for the resulting harm.[4] (*See* Independent Trustees and Funds' Supp. Mem. ("Supp. Mem.") at 3-4.) Pursuant to the S.E.C. regulatory settlement, the Independent Trustees have also now approved the selection of an IDC to administer the distribution to shareholders and will soon approve his methodology as well.[5]

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[4] Derivative plaintiffs erroneously contend that this Court should not take judicial notice of Exhibits A-F attached to the Declaration of Jay C. Gandhi because they "were not referenced in, quoted by, or relied upon by plaintiffs in the complaint," citing *Chambers v. Time Warner, Inc.*, 282 F.3d 147, 153 (2d Cir. 2002) and *Kramer v. Time Warner, Inc.*, 937 F.2d 767, 774 (2d Cir. 1991). Both decisions, however, reaffirm that this Court can and should take judicial notice of documents "central" to a plaintiff's claim (*see Chambers*, 282 F.3d at 153 n.3) and "the practice of taking judicial notice of public documents is not new" (*see Kramer*, 937 F.2d at 774). (*See also* Supp. Mem. at 4 n.9 (citing authority allowing this Court to take judicial notice of "integral" documents).) These are "central" and "integral" public documents precisely because, *inter alia*, they contradict – on its face – derivative plaintiffs' allegations for why demand is supposedly futile – that the Independent Trustees "failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause[d] [sic] to it by such unlawful activity." (Deriv. Compl. ¶ 502(c).)

[5] Indeed, these facts alone doom derivative plaintiffs' action. They demonstrate that the Independent Trustees have *not* "failed to enforce a right" of the Funds – a fundamental prerequisite under Fed. R. Civ. P. 23.1. And derivative plaintiffs' arguments to the contrary are indefensible. First, derivative plaintiffs contend that the Independent Trustees "had done nothing" by the time the original derivative complaint was filed on November 28, 2003. This argument fails for precisely the reasons articulated in *In re Delta & Pine Land Co. S'holders Litig.*, No. Civ.A. 17707, 2000 WL 875421, at *1, *7 n.21 (Del. Ch. June 21, 2000) (explaining that "board's decision to negotiate first, as opposed to immediately litigate, evidences a well-functioning board" and rejecting plaintiffs' objection that the board failed to proceed "quickly and vigorously enough"). This *Delta* teaching is particularly apropos here. Criticism of the Independent Trustees for moving too slowly misses the significance of their actions to date as outlined above. Second, derivative plaintiffs contend that the Independent Trustees' "so-called involvement is nothing more than

What remains painfully clear is that the Independent Trustees do not face a likelihood of liability, much less any *substantial* liability, and demand should not therefore be excused.[6]

II.
DERIVATIVE PLAINTIFFS LACK STANDING TO RAISE CERTAIN CLAIMS

As previously discussed, derivative plaintiffs lack standing under Article III, Section 2 of the U.S. Constitution and Federal Rule 23.1 to bring claims on behalf of the Funds in which they do not allege to have purchased shares and the Funds in which no market timing or late trading occurred. (*See* Omnibus Class Reply § I.A.; Supp. Mem. at 12.) Derivative plaintiffs' vain attempt to side-step this issue by, *inter alia*, claiming that all of the Funds functioned as a single

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rubber-stamping." This argument rests on an unsupported, rhetorical reading, or rather misreading, of the S.E.C. regulatory settlement. The Independent Trustees must *affirmatively* approve both the IDC and his methodology. To assert, as derivative plaintiffs do, that only hastily "suing wrongdoers . . . could have precluded a derivative action" is at odds with the plain language of Rule 23.1, the teachings of *Delta*, and the actual facts here.

[6]Assuming, for argument's sake, this Court were to hold that the Independent Trustees both have "failed to enforce a right" of the Funds and faced a "substantial likelihood of liability" (neither of which is accurate), derivative plaintiffs would still be foreclosed from bringing their action in this sub-track under Delaware statutory trust law. Section 3816 of the Delaware Code provides that a "*beneficial owner's right to bring a derivative action may be subject to such additional standards and restrictions, if any, as are set forth in the governing instrument of the statutory trust, including, without limitation, ...*" 12 Del. C. § 3816(e) (emphasis added). *Cf., e.g.*, Va. Code § 13.1-1232 ("A beneficial owner may bring a derivative proceeding in the right of a business trust to the same extent, and in the same manner, that a shareholder may bring a derivative proceeding under [Virginia Stock Corporation Act]."). The Delaware Code further explains that "[i]*t is the policy of this subchapter to give maximum effect* to the principle of freedom of contract and *to the enforceability of governing instruments*." 12 Del. C. § 3825(b) (emphasis added). Here, the Funds' charter documents unambiguously provide, among other things, that the Independent Trustees shall have the "*exclusive* and *absolute control . . . over the business of the Trust*" and "*shall be free from the control of the Shareholders*." (Supp. Mem. at 6.) In opposition, derivative plaintiffs merely contend that this "is consistent with the general rule that provides that trustees are responsible for managing the business and affairs of a trust," and that "[t]his does not mean the Trustees are exempt from Delaware's law of demand futility." (Deriv. Opp. at 11.) Derivative plaintiffs gloss over the correct issue – *not* whether the Trustees are "exempt" from demand futility – but whether the governing instruments of the Funds imposed "such additional standards and restrictions . . . without limitation" to preclude this derivative action? Yes, quite simply, the governing instruments opted to preclude the maintenance of this derivative action. *See, e.g., Navarro Sav. Ass'n v. Lee*, 446 U.S. 458, 464-65 & n.14 (1980) (explaining that, pursuant to a declaration of trust, shareholders "can neither control the disposition of this action nor intervene in the affairs of the trust except" that "[t]he shareholders may elect and remove trustees; they may terminate the trust or amend the Declaration; and they must approve any disposition of more than half of the trust estate. *No other shareholder action can bind the trustees.*") (citations omitted and emphasis added).

de facto entity is more than wanting. (Supp. Deriv. Opp. at 14.) Derivative plaintiffs do not allege any facts suggesting that the corporate form of the Funds should be disregarded. To the contrary, derivative plaintiffs go to great lengths to explain the various separate legal entities at issue, including, for example, the parent company, the advisors, the fund registrants, the separate boards and their respectively distinct functions and status . (*See, e.g.*, Deriv. Compl. ¶ 22.)

III. LEAD PLAINTIFF'S INVESTMENT COMPANY ACT CLAIMS ARE SUBJECT TO DISMISSAL

Derivative plaintiffs have agreed to voluntarily dismiss their Section 48(a) claim against the Independent Trustees. (Deriv. Opp. at 9 n.11.) Likewise, lead plaintiff has agreed to voluntarily dismiss its Section 36(a) and 36(b) claims against the Funds. (Class Opp. at 16 n.21.) Thus, as to the Independent Trustees and the Funds, the following ICA claims remain at issue: (1) a Section 36(a) claim against the Independent Trustees by the derivative plaintiffs; and (2) a Section 34(b) claim against the Funds by lead plaintiff. Both claims are non-starters because, *inter alia*, there is no implied private of action under either provision, irrespective of plaintiffs' ineffectual effort to resurrect law of an "*ancien regime*." (Omnibus Class Reply § II.C.)

IV. LEAD PLAINTIFF HAS FAILED TO ALLEGE ANY SECTION 11 AND 12 CLAIMS AGAINST THE FUNDS

The Section 11 and 12(a)(2) claims fail for a host of reasons not adequately addressed by lead plaintiff, including failure to allege damages, identify the operative prospectuses, and lack of a statutory seller (*see* Supp. Mem. at 14-15 and Omnibus Class Reply II.A.), but perhaps most striking here is lead plaintiff's altogether disregard for pleading with the requisite particularity against the Funds because the claims sound in fraud, and instead retreating to the false notion that only a "*prima facie*" case need be pled. (Class Opp. at 5.) But irrespective of lead plaintiff's nominal disavowal of any allegations that "could be" construed as fraud or intentional

or reckless conduct, lead plaintiff advances a theory of a deceptive scheme involving all "the Invesco Defendants" (*see* Class Opp. at 12), such that the heightened pleadings of Rule 9(b) are implicated and lead plaintiff must be held to that rigorous standard. (*See* Supp. Mem. at 15 n.22.) Lead plaintiff's failure to do so alone warrants dismissal of the Section 11 and 12(a)(2) claims against the Funds.

V.
LEAD PLAINTIFF HAS FAILED TO ALLEGE A SECTION 10 CLAIM AGAINST THE FUNDS

Lead plaintiff's Section 10(b) claim fails for many reasons, including failure to plead transactional causation and loss causation. (*See* Omnibus Reply § II.B.) But not least among them – especially as to the Funds – is lead plaintiff's attempt to treat scienter as a mere afterthought. Looking past virtually all of the authority cited by the Funds concerning the issue of scienter and the *non*-imputation doctrine, lead plaintiff's opposition relegates its discussion of this crucial principle to a few footnotes. (Class Opp. at 11-12 n.14, 13 n.16.)

Tellingly, lead plaintiff cites only two cases, neither of which gives rise to a strong inference of scienter *as to the Funds*. First, lead plaintiff unjustifiably relies upon *In re Sunbeam Sec. Litig.*, 89 F. Supp. 2d 1326, 1340 (S.D. Fla. 1999), for the proposition that the knowledge of "individuals who exercise substantial control over a corporation's affairs is properly imputable to the corporation." This reliance is misplaced.

Foremost, Sunbeam itself recognized that imputation is only proper "where the officer intended to benefit the corporation." (Class Opp. at 11-12 n.14.) In *Sunbeam*, the court, in considering whether the scienter of Sunbeam's officers could be imputed to Sunbeam, acknowledged that "not all acts of a corporation's officers can be attributed to the corporation." 89 F. Supp. 2d at 1340. "[C]ourts have uniformly held that the acts of a corporate officer that are

intended to benefit a corporation to the detriment of outsiders are properly imputed to the corporation." *Id.* The court applied general principles of agency and corporate law to conclude that the scienter of Sunbeam's CEO and EVP of Finance and Administration was properly imputed to Sunbeam because the plaintiffs in that case had alleged *both* (i) that these officers exercised substantial control of Sunbeam, *and* (ii) their misstatements and omissions concerning the reason for the company's losses were intended to benefit Sunbeam. *Id.* at 1331-34, 1338-40. Here, of course, lead plaintiff has alleged that the Funds were the victims, *not* the beneficiaries of any market timing arrangements. (Supp. Mem. at 18.)

Sunbeam is also inapposite, on its face, because any imputation would flow to the corporation precisely because the CEO and EVP acquired their knowledge within the scope of their agency *as officers of the corporation*. *Id.* Here, on the other hand, lead plaintiff purports to improperly impute scienter to the Funds vis-à-vis knowledge which was acquired by the advisors' officers within the scope of their agency *as officers of the adviser*, *not* as Board members (who have been alleged to be affirmatively misled about the market timing arrangements). (Supp. Mem. at 17.)

Second, lead plaintiff's reliance on *Phillips v. Scientific-Atlanta, Inc.*, 374 F.3d 1015, 1016 (11th Cir. 2004) (Class Opp. at 13 n.16) is equally misplaced. Lead plaintiff's misreading that *Phillips* endorses group pleading or clustering of scienter rests on an acutely, out-of-context mischaracterization. The Eleventh Circuit's statement that allegations may be "aggregated" to find an inference of scienter was nothing more than the unremarkable proposition that a court should view the "totality" of facts and inferences as to each defendant to assess whether a strong inference of scienter has been properly alleged. *See, e.g., Gompper v. VISX, Inc.*, 298 F.3d 893, 896 (9th Cir. 2002) (but explaining that all reasonable inferences must be drawn, including those

unfavorable to a plaintiff). Thus, as the Eleventh Circuit explained in *Phillips*, "scienter must [still] be found with respect to *each* defendant and with respect to *each alleged violation*" of Section 10(b)/Rule 10b-5. *Phillips,* 374 F.3d at 1017-18 (emphasis added).

In the end, what lead plaintiff is left with is the unavoidable conclusion that no scienter is, or can be, alleged against the Funds. Before a Section 10(b) claim can be stated against the Funds, lead plaintiff must first plead that an individual acting within the scope of his agency *for the Funds* made a material misstatement or omission with scienter. (Supp. Mem. at 16-19.) Lead plaintiff alleges precisely the *opposite* here. Lead plaintiff has already admitted that Cunningham and Williamson performed dual roles and that their alleged participation in market timing or late trading was done in their capacity as officers of Invesco. *Id.* Lead plaintiff must also plead, before a Section 10 claim can be stated, that these individuals were acting to benefit the interests of the Funds. Lead plaintiff alleges, again, precisely the *opposite*. Lead plaintiff has further admitted that Cunningham's and/or Williamson's alleged participation in the market timing arrangements was done for the benefit of the Invesco adviser, *not* the Funds. (Supp. Mem. at 18.) Ergo, no scienter can be alleged against the Funds, and the Section 10 claim mandates dismissal in this case.

VI. CONCLUSION

The Independent Trustees and the Funds respectfully request that, as to them, this Court dismiss the Invesco Complaints in their entirety with prejudice, and further respectfully request all other relief which may be proper and just.

Dated: May 20, 2005

Respectfully submitted,

/s/

William F. Sullivan
Michael J. Rozak
PAUL, HASTINGS, JANOFSKY & WALKER LLP
3579 Valley Centre Drive
San Diego, CA 92130
Tel: (858) 720-2525
Fax: (858) 847-3525
williamsullivan@paulhastings.com
michaelrozak@paulhastings.com

Jay C. Gandhi
Johanna S. Wilson
PAUL, HASTINGS, JANOFSKY & WALKER LLP
695 Town Center Drive
Seventeenth Floor
Costa Mesa, CA 92626
Tel: (714) 668-6200
Fax: (714) 979-1921
jaygandhi@paulhastings.com
johannawilson@paulhastings.com

Attorneys for the Invesco Independent Trustees and the Invesco Fund Registrants